SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 15, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 15, 2005

Amsterdam • 15 June 2005

Christine Lagarde to resign as member Supervisory Board ING Group

ING Group announced today that Christine Lagarde has decided to resign from the Supervisory Board of ING Group.

Her decision was taken after she had accepted an invitation to join the Government of France as Minister for Foreign Trade.

ING regrets Christine Lagarde’s resignation, but sends her its sincerest congratulations and wishes her well in her new position.

Christine Lagarde was appointed member of the Supervisory Board of ING Group as of 27 April 2005.

Press enquiries: ING Group, Peter Jong, + 31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 15, 2005